LAW OFFICES OF
GARY L. BLUM
3278 WILSHIRE BOULEVARD
SUITE 603
LOS ANGELES, CALIFORNIA 90010

GARY L. BLUM                                                                                     TELEPHONE: (213) 381-7450
EMAIL: gblum@gblumlaw.com                                                                                                             FACSIMILE: (213) 384-1035

December 9, 2011

Ms. Tamara J. Tangen
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, DC 20549

Re:           Coroware, Inc.
Response to comment letter dated November 16, 2011 to Form 8-K/A filed on November 14, 2011
Form 8-K filed on November 9, 2011
File No. 000-33231

Dear Ms. Tangen:

Enclosed is an amended Form 8-K/A. The changes are made in response to the comment letter dated November 16, 2011. The paragraph numbers below correspond to the numbered comments in your comment letter.

1.	We have added a new paragraph that makes the additional disclosures requested in the comment letter.

2.
We have requested and will timely provide by amendment, when received, an updated letter from the former accountant stating whether that accountant agrees with the statements made in the revised Form 8-K.

3.	We have provided a written statement from Coroware, Inc. containing express acknowledgments as requested in your comment letter.

We believe the foregoing adequately addressed the Commission’s concerns and requests in the above comment letter dated November 16, 2011 and also in our telephonic conversation on Friday, December 2, 2011. If you have any question or require anything further, please feel free to call me at 213-381-7450.

Sincerely yours,

/s/:Gary L. Blum
cc: L. Spencer                                                Law Offices of Gary L. Blum